EXHIBIT 3.2
     Pursuant to Section 109(a) of the Delaware General Corporation Law and Article X of the Amended Certificate of Incorporation, Article III, Section 2 of the Bylaws of the Company be, and hereby is, amended to read in its entirety as follows:
     Section 3.2 NUMBER OF DIRECTORS; ELECTION; AND TERM OF OFFICE OF DIRECTORS.
     The board of directors shall consist of ten (10) members. The number of directors may be changed by an amendment to this bylaw, duly adopted by the board of directors or by the stockholders, or by a duly adopted amendment to the certificate of incorporation. Upon the closing of the first sale of the corporation’s common stock pursuant to a firmly underwritten registered public offering (the “IPO”), the directors shall be divided into three classes, with the term of office of the first class, which class shall initially consist of two (2) directors, to expire at the first annual meeting of stockholders held after IPO; the term of office of the second class, which shall initially consist of two (2) directors, to expire at the second annual meeting of stockholders held after the IPO; the term of office of the third class, which class shall initially consist of three (3) directors, to expire at the third annual meeting of stockholders held after the IPO; and thereafter for each such term to expire at each third succeeding annual meeting of stockholders held after such election.
     No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.
     Each director, including a director elected to fill a vacancy, shall hold office until his successor is elected and qualified or until his earlier resignation or removal.